Filed by Arrival

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Kensington Capital Acquisition Corp. V

Commission File Number: 001-40741

Date: April 6, 2023

IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION

No Offer or Solicitation; Additional Information and Where to Find It

These materials are for informational purposes only and do not constitute or form part of (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination among the Company, Kensington Capital Acquisition Corp. V (“Kensington”) and an indirect subsidiary of the Company (“NewCo”) that will be created and will become the holding company of the Arrival Group at the closing of the proposed business combination, and related transactions (the “Proposed Business Combination”), or (ii) an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933 (the “Securities Act”). In connection with the Proposed Business Combination, it is expected that NewCo will file a registration statement on Form F-4, which will include a proxy statement of Kensington and a prospectus with respect to the Proposed Business Combination, with the U.S. Securities and Exchange Commission (“SEC”). The definitive proxy statement/prospectus will be delivered to the security holders of the Company and Kensington. The release, publication or distribution of these materials in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which these materials are released, published or distributed should inform themselves about and observe such restrictions. The securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any persons in member states of the European Economic Area which apply Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market (this Regulation together with any implementing measures in any member state, the “Prospectus Regulation”), unless they are qualified investors for the purposes of the Prospectus Regulation in such member state or in any other circumstances falling within Article 1(4) of the Prospectus Regulation, and no person in member states of the European Economic Area that is not a relevant person or qualified investor may act or rely on these materials or any of their contents.

SECURITY HOLDERS OF THE COMPANY AND KENSINGTON ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED BUSINESS COMBINATION CAREFULLY AND IN ITS ENTIRETY, INCLUDING THE EXHIBITS THERETO AND ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, KENSINGTON, NEWCO AND THE PROPOSED BUSINESS COMBINATION.

Security holders will be able to obtain free copies of the proxy statement/prospectus, as well as other filings containing information about the Company, Kensington and NewCo, without charge, at the SEC’s website at http://www.sec.gov. Security holders will also be able to obtain these documents, without charge, from the Company’s website at https://arrival.gcs-web.com/business-combination and Kensington’s website at https://www.autospac.com.

These materials do not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will sales be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, NewCo may, in its sole discretion, take such action as it may deem necessary to extend any offer in any such jurisdiction.

Participants in the Solicitation

The Company, Kensington, NewCo, and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Kensington’s shareholders in connection with the Proposed Business Combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Kensington’s directors and executive officers in Kensington’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on April 3, 2023, and regarding the names, affiliations and interests of the Company’s directors and executive officers in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, which was filed with the SEC on April 27, 2022. Other information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Kensington’s shareholders in connection with the Proposed Business Combination and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents using the sources indicated above.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

These materials contain certain forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements generally are identified by the words “believe,” “target,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “positioned,” “strategy,” “outlook,” “future,” “opportunity,” “plan,” “potential,” “predict,” “may,” “should,” “could,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in these materials, including, but not limited to: (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s and Kensington’s securities, (ii) the risk that the Proposed Business Combination may not be completed by Kensington’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Kensington, (iii) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including, but not limited to, the adoption of the business combination agreement by the shareholders of the Company and Kensington, and the receipt of certain governmental and regulatory approvals, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (iv) the effect of the announcement or pendency of the Proposed Business Combination on the Company’s business relationships, performance, and business generally, (vi) the outcome of any legal proceedings that may be instituted against the Company, Kensington or NewCo related to the business combination agreement or the Proposed Business Combination, (v) the ability to maintain the listing of Kensington’s securities on the New York Stock Exchange and the Company’s securities on the Nasdaq Stock Market LLC, (vi) the price of Kensington’s, the Company’s and post-combination NewCo’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which the Company operates, variations in performance across competitors, changes in laws and regulations affecting the Company business and changes in the combined capital structure, and (vii) the risk that the post-combination company’s securities will not be approved for listing on the NASDAQ Stock Market LLC or if approved, maintain the listing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s Annual Report on Form 20-F filed with the SEC on April 27, 2022, and other documents filed by the Company with the SEC from time to time, which will continue to apply to the post-combination company, and in the “Risk Factors” section of Kensington’s Annual Report on Form 10-K filed with the SEC on April 3, 2023, and other documents filed by Kensington with the SEC from time to time. In addition, forward-looking financial information and the Company’s expectations as to its ability to execute on its current business plan in the near term and the longer term are based on a number of assumptions that the Company makes, including the following assumptions that the Company’s management believes to be material: (i) operational assumptions, including, the development and commercialization of the Company’s vehicles, the roll out of the Company’s microfactory manufacturing locations, the production capacity of the Company’s microfactories, the selection of the Company’s products by customers in the commercial van industry, growth in the various markets the Company is targeting, average selling prices and resulting sales of vehicles; (ii) the mix of products produced and sold in combination with corresponding costs, including material and component costs, assembly costs, manufacturing costs, and costs related to product warranties. Many of these costs are forecasted to vary significantly as the Company commences production in its microfactories; (iii) the Company’s ability to raise capital necessary to execute on its current business plan and production timeline, including the roll-out of its microfactories, as well as to maintain its ongoing operations, continue research, development and design efforts and improve infrastructure; and (iv) capital expenditure is based on a number of assumptions regarding the expenditure required to build the Company’s microfactories, including the cost of initial set up of factory facilities and the cost of manufacturing and assembly equipment. In making the foregoing assumptions, the Company’s management relies on a number of factors, including its experience in the automotive industry, its experience in the period since the inception of the Company and current pricing estimates for prototype vehicles and vehicle components as well as the projected costs for factory locations that are already in development; its best estimates of the timing for the development and commercialization of its vehicles and overall vehicle development process; its best estimates of current and future customers purchasing the Company’s vehicles; and third-party forecasts for industry growth.

Readers are cautioned not to put undue reliance on forward-looking statements as they are subject to numerous uncertainties and factors relating to the Company’s operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Except as required by applicable law, neither the Company nor any of its affiliates assume any obligation to and does not intend to update or revise these forward-looking statements after the date of the respective Materials, whether as a result of new information, future events, or otherwise. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in the Materials or elsewhere might not occur. The Company does not give any assurance that it will achieve its expectations.

Neither the Company nor its advisers and/or agents undertake any obligation to provide the recipient with access to any additional information or to update these materials or any additional information or to correct any inaccuracies in any such information which may become apparent except as required under applicable law and regulation.

On April 6, 2023, Arrival published the following Sponsor Support Agreement in connection with its potential business combination with Kensington Capital Acquisition Corp. V (“Kensington”). The business combination agreement between Arrival and Kensington was filed by Arrival under cover of Form 6-K today and is incorporated by reference into this filing:

EXECUTION VERSION

SPONSOR SUPPORT AGREEMENT

This Sponsor Support Agreement dated as of April 6, 2023 (this “Agreement”) is among Kensington Capital Sponsor V LLC, a Delaware limited liability company (“Sponsor”), Kensington Capital Acquisition Corp. V, a Cayman Islands exempted company incorporated with limited liability (“Kcompany”), and Arrival, a joint stock company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg having its registered office at 60A, rue des Bruyères, L-1274 Howald, Grand Duchy of Luxembourg and registered with the Luxembourg register of commerce and companies under number B248209 (the “Company”). Capitalized terms used but not defined in this Agreement have the meanings assigned to them in the Business Combination Agreement, dated as of the date of this Agreement (the “BCA”), between Kcompany and the Company.

WHEREAS, Sponsor owns 6,900,000 Kcompany Class B Ordinary Shares (including any Kcompany Class A Ordinary Shares issued upon conversion of such shares, the “Founder Shares”);

WHEREAS, in connection with Kcompany’s initial public offering, Kcompany, Sponsor and certain officers and directors of Kcompany (collectively, the “Insiders”), entered into a letter agreement, dated as of August 12, 2021 (as amended, the “Insider Letter”), pursuant to which Sponsor and the Insiders agreed to certain voting requirements, transfer restrictions and waiver of redemption rights with respect to the Kcompany securities owned by them;

WHEREAS, concurrently with the execution and delivery of this Agreement, Kcompany and the Company are entering into the BCA, which provides, among other things, that, upon the terms and subject to the conditions thereof, (i) as promptly as possible after the date of the BCA, Vine will incorporate Arrival PubCo, a joint stock company (société anonyme) organized under the laws of the Grand Duchy of Luxembourg (the “PubCo”) as an indirect wholly-owned subsidiary of Vine, (ii) on the Closing Date, Kcompany will merge (the “Initial Merger”) with and into PubCo, with PubCo surviving the Initial Merger, and (iii) following the Initial Merger, the Company will merge (the “Second Merger” and together with the Initial Merger, the “Mergers”) with and into PubCo, with PubCo surviving the Second Merger; and

WHEREAS, as a condition and inducement to the Company’s willingness to enter into the BCA, the Company has required that Sponsor enter into this Agreement.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and subject to the conditions set forth herein, the parties hereto agree as follows:

1. Enforcement of Sponsor Voting Requirements, Transfer Restrictions and Redemption Waiver. During the period beginning on the date of this Agreement and ending on the earlier of (x) the Second Merger Effective Time and (y) the termination of the BCA in accordance with its terms, for the benefit of the Company, (a) Sponsor agrees that (i) it will comply with, and perform all of its obligations, covenants and agreements set forth in, the Insider Letter in all respects, including, for the avoidance of doubt, the obligations of Sponsor pursuant to Section 1 therein (A) to vote in favor of the Mergers and the other Transactions and (B) to not redeem any Kcompany Ordinary Shares owned by Sponsor in connection with the Mergers and the other Transactions, as if fully set forth herein and (ii) it will not make any Transfers of Kcompany Class B Ordinary Shares (except for Transfers permitted by Section 8(c) of the Insider Letter provided that the party to which such shares are transferred enters into a joinder to this Agreement); (b) Kcompany agrees to enforce the Insider Letter in accordance with its terms; and (c) each of Sponsor and Kcompany agree not to amend, modify or waive any provision of the Insider Letter without the prior written consent of the Company.

Each of Kcompany and Sponsor (on behalf of itself and its permitted transferees, as such term is used in Section 8(c) of the Insider Letter) further agrees that, as of the Second Merger Effective Time, the transfer restrictions set forth in Section 8(a) of the Insider Letter shall cease and be of no further effect. The Insider Letter otherwise remains in full force and effect.

2. Forfeiture. One Business Day prior to the Kcompany Shareholders Meeting, Kcompany shall give Sponsor written notice of the number of Kcompany Class A Ordinary Shares that were validly redeemed in accordance with Kcompany Shareholders’ valid exercise of Redemption Rights in connection with the Transactions (the “Redeemed Shares”). At the Closing, Sponsor shall transfer to PubCo for forfeiture and cancellation effective as of the Second Merger Effective Time, a number of PubCo Ordinary Shares equal to the product obtained by multiplying the number of PubCo Ordinary Shares into which the Founder Shares had converted in connection with the Initial Merger by a fraction, the numerator of which is the number of Redeemed Shares and the denominator of which is 27,600,000 times the Exchange Ratio.

3. Representations and Warranties. Sponsor represents and warrants as of the date of this Agreement to the Company as follows:

(a) Organization; Due Authorization. It (i) is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and (ii) has all requisite limited liability company power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by Sponsor of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by all necessary limited liability company actions on the part of Sponsor. This Agreement has been duly and validly executed and delivered by Sponsor and assuming that this Agreement constitutes the legal, valid and binding obligation of each other party hereto, this Agreement constitutes a legal, valid and binding obligation of Sponsor, and is enforceable against Sponsor in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies).

(b) No Conflicts. The execution and delivery of this Agreement by Sponsor does not, and the consummation of the transactions contemplated hereby and the performance by Sponsor of its obligations hereunder will not, (i) conflict with or result in a violation of the Organizational Documents of Sponsor, or (ii) require any consent or approval that has not been given or other action that has not been taken by any person, in each case, to the extent the absence of such consent, approval or other action would prevent, enjoin or materially delay the performance by Sponsor of its obligations under this Agreement.

(c) Litigation. There are no Actions pending, or to the knowledge of Sponsor, threatened against Sponsor, which in any manner challenge or seek to prevent, enjoin or materially delay the performance by Sponsor of its obligations under this Agreement.

(d) Adequate Information. Sponsor is a sophisticated stockholder and has adequate information concerning the business and financial condition of Kcompany and the Company to make an informed decision regarding this Agreement and the Transactions and has independently and without reliance upon Kcompany or the Company and based on such information as Sponsor has deemed appropriate, made its own analysis and decision to enter into this Agreement; and Sponsor acknowledges that the Company has not made and does not make any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement.

(e) Acknowledgment. Sponsor understands and acknowledges that the Company is entering into the BCA in reliance upon Sponsor’s execution and delivery of this Agreement.

4.	General.

a) Termination. This Agreement shall terminate on the earlier of (x) the Second Merger Effective Time and (y) the termination of the BCA in accordance with its terms, and upon such termination this Agreement shall be null and void and of no effect whatsoever, and the parties hereto shall have no obligations under this Agreement; provided, however, that no termination of this Agreement shall relieve or release a party from any obligations or liabilities arising out of such party’s breaches of this Agreement prior to such termination.

b) Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by email or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 4(b)):

if to Kcompany, to it at:

Kensington Capital Acquisition Corp. V

1400 Old Country Road, Suite 301

Westbury, NY 11590

Attention: Justin Mirro

Email:   justin@Kensington-cap.com

with a copy (which shall not constitute notice) to:

      Hughes Hubbard & Reed LLP

One Battery Park Plaza

New York, NY 10004

Attention: Charles A. Samuelson

Email: chuck.samuelson@hugheshubbard.com

if to Sponsor, to it at:

c/o Kensington Capital Sponsor V LLC

1400 Old Country Road, Suite 301

Westbury, NY 11590

Attention: Justin Mirro

Email:   justin@Kensington-cap.com

with a copy (which shall not constitute notice) to:

      Hughes Hubbard & Reed LLP

One Battery Park Plaza

New York, NY 10004

Attention: Charles A. Samuelson

Email: chuck.samuelson@hugheshubbard.com

if to the Company or PubCo, to it at:

Arrival

60a, rue des Bruyeres, L-1274 Howald,

Grand Duchy of Luxembourg

Attention: Daniel Chin

Email: chin@arrival.com

with a copy (which shall not constitute notice) to:

Linklaters LLP

1290 Avenue of the Americas

New York, NY 10104

Attention: Jeffrey Cohen; Pierre-Emmanuel Perais

Email: jeffrey.cohen@linklaters.com; pierre-emmanuel.perais@linklaters.com

c) Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

d) Entire Agreement; Assignment. This Agreement, the BCA and the Ancillary Agreements constitute the entire agreement among the parties with respect to the subject matter hereof and supersede, except as set forth in Section 7.04(b) of the BCA, all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof, except for the Confidentiality Agreement. No party hereto may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties; provided, however, that in the event that Sponsor transfers any of its Kcompany Ordinary Shares, Kcompany Private Placement Warrants or other Kcompany securities to any permitted transferee in accordance with the Insider Letter and this Agreement, Sponsor may, by providing notice to Kcompany and the Company prior to or promptly after such transfer, transfer its rights and obligations under this Agreement with respect to such securities to such permitted transferee so long as such permitted transferee agrees in writing to be bound by the terms of this Agreement that apply to Sponsor hereunder with respect to such securities. Any purported assignment in violation of this Section 4(d) shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Agreement shall be binding on the undersigned and their respective successors and permitted assigns.

e) Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto (and their permitted assigns), and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

f) Governing Law; Jurisdiction; Waiver of Jury Trial. Sections 10.06 and 10.07 of the BCA shall apply to this Agreement mutatis mutandis.

g) Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

h) Counterparts. This Agreement may be executed and delivered (including by facsimile or portable document format (pdf) transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

i) Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, and, accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in the Court of Chancery of the State of Delaware or, if that court does not have jurisdiction, any court of the United States located in the State of Delaware without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at law or in equity as expressly permitted in this Agreement. Each of the parties hereby further waives (i) any defense in any action for specific performance that a remedy at law would be adequate and (ii) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

j) Expenses. Except as set forth in the BCA, all expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not the Mergers or any other Transaction are consummated.

k) Amendment. This Agreement may be amended in writing by the parties hereto at any time prior to the Second Merger Effective Time. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

l) Waiver. Any party to this Agreement may, at any time prior to the Second Merger Effective Time, (i) extend the time for the performance of any obligation or other act of the other parties hereto, (ii) waive any inaccuracy in the representations and warranties of another party hereto contained herein or in any document delivered by another party pursuant hereto and (iii) waive compliance with any agreement of another party hereto or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

m) Interpretation. The parties have participated jointly in the negotiation and drafting of this Agreement. If any ambiguity or question of intent arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party because of the authorship of any provision of this Agreement. Unless the context of this Agreement clearly requires otherwise, use of the masculine gender shall include the feminine and neutral genders and vice versa, and the definitions of terms contained in this Agreement are applicable to the singular as well as the plural forms of such terms. The words “includes” or “including” shall mean “including without limitation.”

The words “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular section or article in which such words appear, the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” Any reference to a Law shall include any rules and regulations promulgated thereunder, and shall mean such Law as from time to time amended, modified or supplemented. References herein to any contract (including this Agreement) mean such contract as amended, supplemented or modified from time to time in accordance with the terms thereof.

n) No Joint Venture. Nothing contained in this Agreement shall be deemed or construed as creating a joint venture or partnership between any of the parties hereto. No party is by virtue of this Agreement authorized as an agent, employee or legal representative of any other party. Without in any way limiting the rights or obligations of any party hereto under this Agreement, prior to the Second Merger Effective Time, (i) no party shall have the power by virtue of this Agreement to control the activities and operations of any other and (ii) no party shall have any power or authority by virtue of this Agreement to bind or commit any other party. No party shall hold itself out as having any authority or relationship in contravention of this Section 4(n).

o) Capacity as Shareholder. Sponsor signs this Agreement solely in its capacity as a shareholder of Kcompany, and not in its capacity as a director (including “director by deputization”), officer or employee of Kcompany, if applicable. Nothing herein shall be construed to limit or affect any actions or inactions by Sponsor or any representative of Sponsor, as applicable, serving as a director of Kcompany or any subsidiary of Kcompany, acting in such person’s capacity as a director or officer of Kcompany or any subsidiary of Kcompany (it being understood and agreed that the BCA contains provisions that govern the actions or inactions by the directors of the Company with respect to the Mergers and Transactions).

p) Third Party Enforcement Rights. The Company is hereby made an express third-party beneficiary of the rights granted to Kcompany under the Insider Letter and shall be entitled to enforce Kcompany’s rights under the Insider Letter pursuant to this Section 4(p) to the same extent as though the Company were Kcompany thereunder.

[The next page is the signature page]

IN WITNESS WHEREOF, the parties hereto have executed this Sponsor Support Agreement as of the date first written above.

KENSINGTON CAPITAL ACQUISITION CORP. V

By:	/s/ Justin Mirro
Name: Justin Mirro
Title: Chairman and Chief Executive Officer

KENSINGTON CAPITAL SPONSOR V LLC

By: Kensington Capital Partners, LLC Its: Managing Member

By:	/s/ Justin Mirro
Name: Justin Mirro
Title: Managing Member

[Signature Page to Sponsor Support Agreement]

ARRIVAL

By:	/s/ John Wozinak
Name: John Wozinak
Title: CFO

[Signature Page to Sponsor Support Agreement]